Exhibit 10.1

[Nektar Letterhead]

July 28, 2008

Randall W. Moreadith, M.D.

[Address]

[Address]

Dear Randall,

I am pleased and excited to offer you the position of Senior Vice President, Drug Development and Chief Development Officer at Nektar, reporting to Howard Robin, President & CEO. Your base compensation will be $425,000 on an annual basis. You are also eligible to participate in the Nektar Discretionary Performance-Based Incentive Compensation Policy ("Bonus Program"). Your annual target incentive bonus under the Bonus Program will be 60% of your base compensation under the terms and conditions of Nektar Therapeutics Incentive Compensation policy. You will receive a non pro-rated bonus for your partial period of service in 2008. The standard bonus program will apply thereafter.

If you accept this offer and commence employment by August 11, 2008, the Company will pay you a sign-on bonus of $35,000, paid to you in your first paycheck following your start date. We will pay the ordinary income and taxes due on the sign-on bonus. We will pay these tax amounts directly to the appropriate taxing authorities as and when these amounts become due, but in no event later than April 15th of the year following the year in which the sign-on bonus was paid. If, before the first anniversary of your start date, your employment is terminated by Nektar for "cause" or if you resign, then you agree to reimburse Nektar for the full amount of this sign-on bonus within 30 days.

You are also eligible to participate in Nektar's equity incentive plan. Subject to the approval of the Compensation Committee, you will be granted an option to purchase 500,000 shares in accordance with this plan. The option price will be the closing price of Nektar's stock on the later to occur of (i) your start date or (ii) the date of approval by the Compensation Committee. You will also be eligible to participate in Nektar's standard employee benefits programs including Medical, Dental and Vision Insurance, Term Life Insurance, 401(k), ESPP, Flexible Health Spending Account, Short & Long Term Disability, Change of Control Severance Benefit Plan and the terms specified in those plans.

Nektar will also reimburse you for reasonable expenses incurred in connection with the following (collectively, the "Relocation Expenses"):

" Shipment of your household goods from [current home location] to the San Francisco Bay Area.

" Subject to your continued employment through the first anniversary of your start date, we will pay you $5,000 per month (subject to applicable tax withholdings) for the first 12 months of your employment to cover the cost of housing in the San Francisco Bay Area. This will be paid to you per pay period (15th and 30th of the month) on a prorata basis. (The cost of this housing is taxable to you and will be included in your total W-2 income).

" Travel expenses for you to the San Francisco Bay Area.

" Use of a rental car for up to 14 days or until your car arrives.

You will also receive a relocation allowance of $10,000 ("Relocation Allowance"), which will be paid to you in your first paycheck. This amount will be subject to standard payroll withholding and deductions. If, before the first anniversary of your employment start date, your employment is terminated by Nektar for "cause" or if you resign, you agree to reimburse Nektar for the full amount of the Relocation Expenses and Relocation Allowance within 30 days. The form of Repayment Agreement is attached hereto as Exhibit A.

Nektar will also provide you with the following relocation assistance benefits if you purchase a home in the San Francisco Bay Area before the first anniversary of your start date (collectively, the "Housing Transaction Costs"):

" Provide normal and customary closing costs on the sale of your home. Those items considered not deductible for income tax purposes will be 'grossed up' and added to those costs considered deductible (this portion is subject to standard payroll withholding and deductions). In no event will we reimburse you for more than 6% of the sale price.

" Provide normal and customary single-family home purchase closing costs and loan discount points (not to exceed 1%). Those items considered not deductible for income tax purposes will be 'grossed up' and added to those costs considered deductible (this portion is subject to standard payroll withholding and deductions). In no event will we reimburse you for more than 3% of the purchase price.

If, before your first anniversary of your employment start date, your employment is terminated by Nektar for "cause" or if you resign, you agree to reimburse Nektar for the full amount of the Housing Transaction Costs within 30 days. The form of Repayment Agreement is attached hereto as Exhibit A.

Any reimbursements pursuant to the foregoing provisions of this offer letter shall be made in accordance with the Company's reimbursement policies, practices and procedures in effect from time to time and shall be paid as soon as reasonably practicable and in all events not later than the end of the calendar year following the year in which the related expense was incurred. Your rights to reimbursement hereunder are not subject to liquidation or exchange for another benefit and the amount of expenses eligible for reimbursement in one calendar year shall not affect the amount of expenses eligible for reimbursement in any other year. Any tax gross-up payments made pursuant to the foregoing provisions of this offer letter shall be made as soon as practicable and in all events not later than the end of the calendar year following the year in which you remit the related taxes.

This offer letter agreement setting forth certain severance benefits to be afforded to you under certain circumstances (the "Letter Agreement"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Company's Amended and Restated Change of Control Severance Benefit Plan, as it may be further amended from time to time (the "COC Plan").

In the event your employment is terminated for reasons not related to a Change of Control (a) by the Company without Cause, or (b) by you for a Good Reason Resignation, then the Company will enter into a severance arrangement with you which will include the following: (i) a fully effective waiver and release in such form as the Company may require, (ii) a cash severance payment equal to your total annual cash compensation target (defined as your then current monthly base salary annualized for 12 months, plus your then current annual performance bonus target, multiplied by the expected pay-out percentage used by the Company for its GAAP financial statements in the previous calendar quarter, but in any case not to exceed 100% of such target), payable in accordance with the severance payment schedule described in the COC Plan, (iii) the exercise period for the vested and unexercised portion of your stock options shall be twelve (12) months following the termination date, unless earlier terminated as provided by the Company's 2000 Equity Incentive Plan, as amended, or the agreement granting such options, and (iv) the Company shall pay all applicable COBRA payments for you and your family until the earlier of the first anniversary of the termination date and the date on which you become eligible for comparable benefits with another employer. The Company will use commercially reasonable efforts to make adjustments to the terms of this Letter Agreement, as necessary and to the extent practicable, so that the terms will not be deemed deferred compensation taxable under Section 409A of the Internal Revenue Code of 1086, as amended.

The terms, compensation and benefits set forth in this Letter Agreement shall be governed by California law without reference to principles of conflicts of laws, may not be reduced without your prior written consent and shall be binding upon and inure to the benefit of (a) your heirs, executors, and legal representatives upon your death and (b) any person or entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or a majority of the assets, business, capital stock, or voting stock of Nektar. Any such person or entity shall be deemed substituted for Nektar under this Letter Agreement for all purposes.

YOUR EMPLOYMENT IS BY CONTINUED MUTUAL AGREEMENT AND MAY BE TERMINATED AT WILL WITH OR WITHOUT CAUSE BY EITHER YOU OR NEKTAR AT ANY TIME WITH OR WITHOUT ADVANCED NOTICE.

In compliance with the terms of the Federal Immigration Reform and Control Act, you will be required to provide us with proof of authorization to work and proof of identity.

This offer is valid through August 1, 2008 and is contingent upon verification of information that you have provided Nektar regarding your qualification for employment as well as approval by our Compensation Committee.

Randall, we are delighted to offer you an opportunity to be part of Nektar. As a key member of the Nektar executive team, we expect you will play an important role in building our company. In a rapidly growing company like Nektar, quality and committed people like you are the major ingredients of success

Sincerely,

/s/ Dorian Rinella

Dorian Rinella

SVP, Human Resources

OFFER ACCEPTED:

/s/ Randall Moreadith _________________ _/s/ 7/29/2008__________________

Randall Moreadith Date

Start Date: August 11, 2008